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                   Companhia Brasileira de Distribuicao (CBD)

                       Sales Performance - February 2004



Sao Paulo, March 16, 2004 - Companhia Brasileira de Distribuicao - CBD [NYSE:
CBD; BOVESPA: PCAR4 (preferred)], the largest retail Company in Brazil, announced today its sales performance for February 2004 (preliminary and unaudited). Information herein is presented on a consolidated basis and is denominated in Reais, in compliance with Brazilian Corporate Law.


In February 2004, gross sales, including sales of the new company Sendas Distribuidora S.A.'s stores, rose 16.5% in relation to the prior year, totaling R$ 1,156 million. Net sales were 11.4% higher this month, reaching R$ 938 million.


Same stores sales reached a 2.0% growth compared to 2003. Consumption is still weak, not only due to lower income levels, but also due to a high concentration of family expenses and taxes in the beginning of the year. We also highlight that despite the fact that February 2004 had one more day in relation to the prior year (29 days versus 28 days in 2003), the sales performance was impacted by the strong comparison base in February 2003, when CBD registered 12.5% same store sales growth.


Same store sales of non-food products grew 10.2%, while food products sales performance was 0.1%.



                            Gross Sales performance

                  2/03    3/03    4/03    5/03    6/03    7/03    8/03    9/03    10/03    11/03    12/03    1/04    2/04
                  ----    ----    ----    ----    ----    ----    ----    ----    -----    -----    -----    ----    ----
Same Stores       12.4%    4.0%   20.0%    8.0%    5.4%   5.0%    7.1%    4.4%    3.6%     0.0%     1.4%     0.6%    2.0%

Total Stores      26.5%   17.5%   36.6%   23.0%   20.4%   9.8%   11.5%    7.8%    7.1%     2.8%     2.8%     2.0%   16.5%

Notes: Same Store figures include only stores whose operating period is longer than 12 months. If adjusted by IPCA (National Consumer Price Index), total sales registered a 9.2% growth when compared to February 2003. On a Same Store basis the performance was negative 4.4%.



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COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)

Fernando Tracanella
Investor Relations Director

Daniela Sabbag
Coordinator

Phone: (+55 11) 3886 0421 Fax: (+55 11) 3884 2677
E-mail: cbd.ri@paodeacucar.com.br
Website: http://www.cbd-ri.com.br/eng
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Statements included in this report regarding the Company's business prospects, the outlook for operating and financial results, and referring to the Company's growth potential are merely projections and were based on Management's expectations regarding the Company's future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are therefore subject to change.